EXHIBIT 12.1
Statement re Computation of Ratios

	Nine months ended		Year ended
IFRS (in millions of euros)	September-30 2009	September-30 2008	Dec-31 2008	Dec-31 2007	Dec-31 2006	Dec-31 2005	Dec-31 2004

Fixed Charges(1)	79.6	67.1	93.0	121.7	31.8	45.8	30.0

Pre-tax income from continuing before income (loss) from equity investees	36.7	335.3	445.3	374.8	231.8	6.8	-4.8
Excluding variance on derivative					23.0	11.5	23.5
Fixed Charges	79.6	67.1	93.0	121.7	31.8	45.8	30.0
Amortization of capitalized interest
Distribued income to investees
Share pre-tax losses
Earnings	116.3	402.4	538.3	496.5	286.6	64.1	48.7

Ratio of Earnings to Fixed Charges	1.5	6.0	5.8	4.1	9.0	1.4	1.6

Note:
(1) “Fixed Charges” corresponds to the line item “Expenses related to financial debt” in our consolidated statement of operations.